BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599



                                       February 17, 1998


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Administaff, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,



                                        Damian P. Reitemeyer

Enclosures


            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  )*

                      Administaff, Inc.
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $.01)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         007094105
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 8 Pages
CUSIP No. 007094105                     Page 2 of 8 Pages

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Bankers Trust New York Corporation and its wholly owned subsidiary, Bankers Trust Company, and its indirectly wholly owned subsidiary Pyramid Ventures, Inc.
     13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust New York Corporation and its wholly owned subsidiary, Bankers Trust Company are New York corporations. Pyramid Ventures, Inc. is a Delaware corporation.

 NUMBER OF     5. SOLE VOTING POWER
  SHARES
                    Bankers Trust Company         100 shares
                    Pyramid Ventures        1,458,066 shares
                                            1,458,166 shares

BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY
                    Bankers Trust Company         0 shares
                    Pyramid Ventures              0 shares
                                                  0 shares
  EACH         7. SOLE DISPOSITIVE POWER
REPORTING
                    Bankers Trust Company           0 shares
                    Pyramid Ventures        1,458,066 shares
                                            1,458,066
 PERSON        8. SHARED DISPOSITIVE POWER
   WITH
                    Bankers Trust Company         0 shares
                    Pyramid Ventures              0 shares
                                                  0 shares


CUSIP No. 007094105                    Page 3 of 8 Pages

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

               Bankers Trust Company         100 shares
               Pyramid Ventures        1,458,066 shares
                                       1,458,166 shares


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Bankers Trust Company      0.00%
               Pyramid Ventures          10.52%
                                         10.52%



12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     Pyramid Ventures - CO
CUSIP No. 007094105                      Page 4 of 8 Pages


Item 1(a)    NAME OF ISSUER:

             Administaff, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
             OFFICES:

             19001 Crescent Springs Drive
             Kingwood, TX  77339-3802

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, its wholly owned subsidiary Bankers Trust Company, and its indirectly wholly-owned subsidiary Pyramid
             Ventures, Inc.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             130 Liberty Street
             New York, New York  10006

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and Bankers
             Trust Company are corporations incorporated in the State of New York with their principal business offices located in New York. Pyramid
             Ventures, Inc. is incorporated in the State of Delaware with its principal business office located in New York.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             This statement relates to the Companys Common
             Stock $.01 par value per share.

Item 2(e)    CUSIP NUMBER:

             007094105
CUSIP No. 007094105                  Page 5 of 8 Pages


Item 3       THE PERSON FILING IS A:
          For Bankers Trust New York Corporation

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For Pyramid Ventures

             Pyramid Ventures, Inc. is incorporated in the State of Delaware with its principal business office located in New York.





Item 4       OWNERSHIP:

          (a)  Amount Beneficially Owned:

                    Bankers Trust Company         100 shares
                    Pyramid Ventures        1,458,066 shares
                                            1,458,166 shares

          (b)  Percent of Class (1):


                    Bankers Trust Company      0.00%
                    Pyramid Ventures          10.52%
                                              10.52%







CUSIP No. 007094105                     Page 6 of 8 Pages

(c) Number of shares as to which the following have:

           (i)  sole power to vote or to direct the
                   vote -
                    Bankers Trust Company         100 shares
                    Pyramid Ventures        1,458,066 shares
                                            1,458,166 shares



           (ii)  shared power to vote or to direct the
                   vote -
                    Bankers Trust Company         0 shares
                    Pyramid Ventures              0 shares
                                                  0 shares
          (iii) sole power to dispose or to direct the
                  disposition of -
                    Bankers Trust Company           0 shares
                    Pyramid Ventures        1,458,066 shares
                                            1,458,066 shares

          (iv) shared power to dispose or to direct
                  the disposition of -
                    Bankers Trust Company         0 shares
                    Pyramid Ventures              0 shares
                                                  0 shares

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.










CUSIP No. 007094105                     Page 7 of 8 Pages




Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

             Not applicable.


Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

               See item 3 above.


Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:
             Not applicable.


Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.



















CUSIP No. 007094105                     Page 8 of 8 Pages

Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1997

Signature:  Bankers Trust New York Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

Signature:  Pyramid Ventures, Inc.

By:   /s/        Brian Talbot
Name:            Brian Talbot

Title:           Secretary
                           Exhibit A


       Bankers Trust Company is a direct wholly owned subsidiary of Bankers Trust New York Corporation and Pyramid
Ventures  is an indirect wholly owned subsidiary of  Bankers
Trust New York Corporation

             Bankers Trust New York Corporation

                              |
                              |
  ____________________________|____________________________
  |                                                       |
  |                                                       |
 100%                                                   100%
  |                                                       |
  |                                                       |
  Bankers Trust Company                   BT Holdings  New York , Inc.
                                                          |
                                                          |
                                                         100%
                                                          |
                                             Pyramid Ventures, Inc.